Filed pursuant to Rule 424(b)(3)

File No. 333-224557

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 1 DATED May 4, 2020

TO THE PROSPECTUS DATED April 22, 2020

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company,” “we,” or “our”) dated April 22, 2020. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;
●	an update regarding our lending policies and response to COVID-19; and
●	an update to the “Risk Factors” section of our prospectus.

Status of Our Offering

We commenced this offering of Fixed Rate Subordinated Notes (“Notes”), which is our second follow-on offering of Notes (our “Current Offering”), on March 22, 2019. As of April 30, 2020, we have issued approximately $14.4 million of Notes in our Current Offering. As of April 30, 2020, approximately $55.6 million of Notes remain available for sale to the public under our Current Offering. The Current Offering will not last beyond March 22, 2021, which is two years after the effective date of this Current Offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Current Offering at any time.

We commenced our initial public offering of Notes on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued approximately $8.25 million in Notes. We commenced our first follow-on offering of Notes (our “First Follow-on Offering”) on September 29, 2015. On March 22, 2019, we terminated our First Follow-on Offering, having issued approximately $29.99 million in Notes.

Update Regarding Our Lending Policies and Response to COVID-19

As previously disclosed, we face risks related to the novel coronavirus (COVID-19), which continues to cause significant disruptions to the economy. Our operating results depend significantly on the homebuilding industry. We previously disclosed that we suspended originations of new loans in order to maintain liquidity and preserve financial flexibility. We told all of our borrowers that we would fund all loans where the underlying home was already under construction, and advised them to build as quickly as possible to bring the homes on the market as soon as possible. For loans where the borrower had not yet begun construction of the underlying home, we told the borrowers that we would not fund construction and they should therefore not start construction. As described below, we are now beginning to fund additional loans in certain limited circumstances.

As of April 20, 2020, we had approximately $3.4 million in cash and $14.0 million of unfunded commitments to homebuilders. We continue to monitor market conditions overall and in the specific markets in which we lend. We have observed that most of our non-bank competitors are no longer making new loans and some are not funding existing loans. We have also observed that some markets have had little to no impact from a housing perspective as a result of COVID-19, while other markets have been significantly impacted. Our borrowers in Pennsylvania and Michigan have been most impacted by COVID-19 due to the government shutting down home construction completely in those states (Pennsylvania has announced reopening construction on May 8, 2020). In some markets, opportunities for home sales for our borrowers are impacted to varying degrees. We are now funding new loans to borrowers in stronger markets for the purpose of developing presold homes, which loans have reduced loan-to-value ratios. We are also considering funding spec loans in those same markets on a case-by-case basis for loans with reduced loan-to-value ratios, but have not yet done so.

As of March 20, 2020, we had $6.5 million in committed amounts of loans, $4.4 million of which has not been funded yet for loans where we told the builder not to start construction. As of April 20, 2020, we informed some of those builders located in stronger markets to begin construction. As a result, the committed amount on the remaining loans that we have not released for construction to begin is $4.2 million with $3.0 million unfunded.

As discussed in our prospectus, we are also contemplating purchasing debt from other companies at a discount.

We plan on continuously monitoring the markets, builders, and the COVID-19 situation for the remaining loans which we have not yet released for construction. Our management anticipates revisiting these lending parameters in the next several weeks as the COVID-19 situation continues to develop.

Our business, financial condition, liquidity, results of operations, and prospects, including our ability to repay the Notes, could be adversely impacted by COVID-19. The ultimate extent of the impact of the COVID-19 outbreak on our business, financial condition, liquidity, results of operations, and prospects will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the COVID-19 outbreak and the actions to contain or treat its impact, among others.

All references in our prospectus to our lending policies, COVID-19, and our response to COVID-19 are hereby updated accordingly.

Update to “Risk Factors”

The first risk factor on page 16 of the prospectus is hereby replaced with the following:

We face risks related to an epidemic, pandemic or other health crisis, such as the recent outbreak of the novel coronavirus (COVID-19), which could have a material adverse effect on our business, financial condition, liquidity, results of operations, and prospects.

We face risks related to an epidemic, pandemic, or other health crisis. COVID-19 has spread globally and the outbreak has caused significant disruptions to the economy. Infections have been reported in all of the markets in which we lend. Our operating results depend significantly on the homebuilding industry. The outbreak has caused weakness in national, regional, and local economies, and has decreased the demand for sales of homes in some areas. It may cause additional decreases in demand for the sales of homes in those areas and others in the future, which could negatively affect our homebuilding customers and their ability to repay our loans. In such event, our business, financial condition, liquidity, results of operations, and prospects could be adversely impacted, including our ability to repay our Notes. The ultimate extent of the impact of the COVID-19 outbreak on our business, financial condition, liquidity, results of operations, and prospects will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of the COVID-19 outbreak and the actions to contain or treat its impact, among others.

As a result of the potential impact of COVID-19, we suspended originations of new loans as of March 20, 2020 in order to maintain our liquidity and based on our expectation that home values will likely decrease in the near future. As of April 20, 2020, we have approximately $14.0 million in unfunded commitments to builders. We initially told all of our borrowers that we will fund all loans where the underlying home is already under construction, and advised them to build as quickly as possible to bring the homes on the market as soon as possible. For loans where the borrower has not yet begun construction of the underlying home, we initially told them that we would not fund construction and they should therefore not start construction.

Recently, and as described above, we made the strategic decision to fund certain of our loans. Our management anticipates revisiting our lending parameters in the next several weeks as the COVID-19 situation continues to develop.

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